UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A

Pursuant to Section 12(b) or 12(g) of the

of the Securities Exchange Act of 1934

BANK OF THE JAMES FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	20-0500300
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

828 Main Street, Lynchburg, VA	24504
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to 12(b) of the “Act”

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $2.14	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instructions A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered under Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

The common stock, par value $2.14 per share, of Bank of the James Financial Group, Inc., a Virginia corporation (the “Company”), is currently registered under section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company is filing this registration statement to register the common stock, par value $2.14 per share, under section 12(b) of the Exchange Act in connection with the listing of its common stock, par value $2.14 per share, on The NASDAQ Stock Market LLC.

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

The following description briefly summarizes information about our capital stock. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our articles of incorporation, as amended and restated, and our bylaws, as amended and restated and the applicable provisions of Virginia law, the state in which we are incorporated, including the Virginia Stock Corporation Act. We urge you to read our articles of incorporation and our bylaws. Our articles of incorporation are incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2010 and our bylaws are attached as an exhibit to the Form 8-K filed with the SEC on December 27, 2011.

Our authorized stock consists of 10,000,000 shares of common stock, par value $2.14 per share and 1,000,000 shares of preferred stock, par value $2.14 per share. As of January 20, 2012 there were 3,342,415 shares of common stock and no shares of our preferred stock issued and outstanding. As of that same date, we had 216,886 shares of common stock underlying outstanding options with a weighted average exercise price of $8.83 per share.

All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Authorized but Unissued Shares

Pursuant to the provisions of the Virginia Stock Corporation Act, any outstanding shares of our capital stock reacquired by us would be considered authorized but unissued shares. The authorized but unissued common shares, including those reacquired by us, may be issued without further shareholder approval. These shares may be used for general corporate purposes, including, but not limited to, future private or public offerings, issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings or equity compensation plans.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Directors are elected by a plurality of the votes of shares represented at a meeting at which directors are to be elected. Our shareholders do not have cumulative voting rights, and as a consequence the holders of a majority of the outstanding shares of our common stock have the capacity to elect all of the members of our board of directors. Except as otherwise required by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock possess all voting power.

A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if a majority in interest of the shares represented at the meeting vote in favor of the matter. Holders, if any, of preferred stock must approve certain proposals.

Our articles of incorporation provide that an amendment to the articles of incorporation (other than one to designate a series of preferred stock), a merger, exchange or consolidation of the Company with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a “Fundamental Change”), shall be approved by the majority of votes entitled to be cast on such transaction by each voting group entitled to vote if the Fundamental Change has been approved and recommended by at least two-thirds of the directors in office. If such Fundamental Change has not been approved and recommended by at least two-thirds of the directors in office, such transaction must be approved by the vote of at least 80% of votes entitled to be cast on such transaction by each voting group entitled to vote.

Our bylaws provide that our board of directors may alter, amend, or repeal any of our bylaws or adopt new bylaws, subject to our shareholders’ concurrent right to alter, amend, or repeal any of our bylaws or adopt new bylaws. Under the Virginia Stock Corporation Act and the bylaws, our shareholders in adopting, amending, or repealing a bylaw may provide expressly that the board of directors may not adopt, amend, or repeal that bylaw or any bylaw on that subject.

Preemptive and Other Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued.

Dividend and Distribution Rights; Liquidation Rights

Subject to any preferential rights of holders of any of our preferred stock outstanding and subject to certain restrictions imposed by federal and state laws, holders of shares of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up.

Miscellaneous

Holders of our common stock have no preferences or conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us, and the holders of our common stock will not be liable for any of our liabilities. Our common stock is not subject to redemption.

Preferred Stock

Our board of directors has the authority to specify the preferences, limitations and relative rights (within the limits set forth in Va. Code § 13.1-639, or any successor provision or redesignation thereof, as applicable) of the preferred stock or one or more series within the class of preferred stock. Because our board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	discouraging, delaying or preventing a change in control of us without further action by our shareholders.

Antitakeover Provisions of Our Articles of Incorporation, Bylaws and Virginia Law

General

Our articles of incorporation, bylaws, and Virginia law contain certain provisions that may impact takeover efforts with respect to the Company and may be deemed to present an impediment to a change in control of the Company even if such a change were favored by a majority of our shareholders. Such provisions could make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of common stock, or the removal of incumbent management. Such provisions may inhibit or impede fluctuations in the market price of our common stock, which might otherwise result from actual or potential takeover attempts.

Articles of Incorporation and Bylaws

Staggered Board Terms; Vacancies and Removal. Our articles of incorporation provide that the number of directors of the Company shall be fixed from time to time as set forth in our bylaws. The bylaws presently specify that the Company shall have not less than 5 nor more than 25 members. Our articles of incorporation and bylaws provide that our board of directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. Each class of directors is of a size as nearly equal as possible. Because of the classification of directors, unless the shareholders act to remove directors from office, two annual meetings generally would be required to elect a majority of the board of directors and three, rather than one, would be required to replace the entire board.

Virginia law and our bylaws provide that any vacancy occurring on our board of directors may be filled by a majority of directors then in office, even if less than a quorum. In addition our bylaws provide that a director may be removed only for cause by the affirmative vote of at least a majority of votes entitled to be cast at an election of the directors. These provisions may discourage, delay or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under our bylaws, only our Chairman of the Board, our Chief Executive Officer, the President, the Secretary or the board of directors may call special meetings of shareholders.

Preferred Stock. Our board of directors may, without stockholder approval, issue shares of preferred stock in one or more series with rights, such as voting and conversion rights that could dilute the voting strength of the holders of the common stock, that may assist management in impeding an unfriendly takeover or attempted change in control. The board of directors has not designated any series of preferred stock and has no present plans to issue any shares of preferred stock.

Antitakeover Provisions of Virginia Law

Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders. As of January 20, 2012, we had approximately 3,064 shareholders of record. These provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these articles of the Virginia Stock Corporation Act. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of our voting shares or any of our subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalizations that increases the percentage of outstanding voting shares, owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Item 2. Exhibits

Under the Instructions as to Exhibits with respect to the Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BANK OF THE JAMES FINANCIAL GROUP, INC.

Date: January 23, 2012	By	/S/ J. Todd Scruggs
Name: J. Todd Scruggs
Title: Secretary and Treasurer